Exhibit (a)(1)(l)
NEWS RELEASE
Contact:
MacKenzie Partners, Inc.
+1 212 929 5500
Source:
Bireme Limited
Bireme Announces Expiration and Preliminary Results of Tender Offer
NEW YORK, July 5, 2011 — Bireme Limited announced the expiration and preliminary results of its tender offer to purchase ordinary shares, par value $0.01 per share (“Ordinary Shares”), of Acorn International, Inc. (“Acorn”) (NYSE: ATV), and American Depositary Shares of Acorn (“ADSs”), each representing three Ordinary Shares, in an aggregate amount not to exceed 20,000,000 Ordinary Shares (taking into account both Ordinary Shares that are tendered and Ordinary Shares underlying ADSs that are tendered). The offer price is $2.00 per Ordinary Share, which represents $6.00 per ADS, in cash, without interest. The offer expired at 5:00 p.m. New York City time on July 1, 2011.
Based on preliminary information provided by Computershare Trust Company, N.A. who is acting as Ordinary Shares Tender Agent, and Citibank, N.A., who is acting as ADS Tender Agent, a total of approximately 28,326,339 Ordinary Shares of Acorn, including Ordinary Shares represented by approximately 9,325,576 ADSs, have been tendered and not withdrawn (including 108,366 Ordinary Shares subject to guaranteed delivery) prior to the expiration of the tender offer.
The amount of Ordinary Shares tendered and not withdrawn has exceeded the maximum tender amount of 20,000,000 Ordinary Shares. As a result, Bireme will accept for payment and purchase validly tendered shares on a pro rata basis pursuant to the Offer to Purchase. The resulting estimated proration factor is approximately 70.9% of the Ordinary Shares validly tendered and not withdrawn. Certain adjustments will be made to avoid purchases of fractional Ordinary Shares or ADSs. All Ordinary Shares and ADSs tendered but not accepted for payment in the tender offer will be returned to the tendering shareholders.
The number of Ordinary Shares (including Ordinary Shares represented by ADSs) validly tendered and not withdrawn and the estimated proration factor are preliminary and subject to verification. The actual number of Ordinary Shares validly tendered and not withdrawn and the final proration factor will be announced promptly following the completion of the verification process, which is expected to be on or before July 12, 2011.
Bireme Limited is a Cayman Islands company formed for the purpose of making the offer. The shareholders of Bireme Limited are Ritsuko Hattori-Roche, the wife of Robert W. Roche who is Acorn’s co-founder and Chairman of the Board of Directors, and Don Dongjie Yang, Acorn’s co-founder, Chief Executive Officer and a member of the Board of Directors of Acorn. Based on the information contained in Acorn’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 27, 2011, and including certain options, the aggregate number of Ordinary Shares beneficially owned by (i) Mr. Roche and Mrs. Hattori-Roche and certain entities that may be deemed related to them and (ii) Mr. Yang and certain entities that may be deemed related to him will increase from approximately 29.9% of the Ordinary Shares immediately prior to the offer to approximately 52% of the Ordinary Shares currently outstanding based on the preliminary results of the Offer.
This press release is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell securities. The solicitation and the offer to purchase Ordinary Shares and ADSs are subject to a number of conditions and terms that are set forth in the Offer to Purchase, the related Letters of Transmittal and the other tender offer documents that were filed by Bireme Limited with the SEC on June 3, 2011, as subsequently amended, on a Tender Offer Statement on Schedule TO. Acorn filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer on June 17, 2011. Acorn stockholders and other interested parties are advised to read the Tender Offer Statement on Schedule TO, the Offer to Purchase, the Letter of Transmittal, the Schedule 14D-9 and other documents relating to the tender offer that have been or will be filed with the SEC when they become available because they will contain important information regarding the tender offer that shareholders should consider before making any decision with respect to the tender offer. The Tender Offer Statement on Schedule TO, the Offer to Purchase, the related Letters of Transmittal and certain other documents will be mailed to shareholders of Acorn. In addition, anyone may obtain copies of these documents when available for free at the SEC’s website at www.sec.gov, or by calling MacKenzie Partners, Inc., the Information Agent for the tender offer, toll free at 1-800-322-2885.
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